CONSENT OF FORMER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 16, 2004 (except for the last paragraph of Note 7, as to which the date is July 14, 2004 and the fifth paragraph of Note 3, as to which the date is September 20, 2004) (which contains an explanatory paragraph relating to The Singing Machine Company's ability to continue as a going concern as described in Note 2 of the consolidated financial statements) accompanying the consolidated financial statements and schedule of The Singing Machine Company, Inc. and subsidiary contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."


                                       /s/ GRANT THORNTON LLP

                                       Miami, Florida
                                       January 17, 2005